SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

MRV Communications, Inc.
(Name of Issuer)
Common Stock, par value $0.0017
(Title of Class of Securities)
553477407
(CUSIP Number)
December 30, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A2

CUSIP No.	553477407	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON
Lloyd I. Miller, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
732,123
	6	SHARED VOTING POWER
18,408
	7	SOLE DISPOSITIVE POWER
732,123
	8	SHARED DISPOSITIVE POWER
18,408
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
750,531
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.3%
12		TYPE OF REPORTING PERSON
OO **

** See Item 4.

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:	MRV Communications, Inc.
Item 1(b).	Address of Issuers’s Principal Executive Offices:	20415 Nordhoff Street
Chatsworth, CA 91311

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III
Item 2(b).	Address of Principal Business Office or, if None, Residence:	222 Lakeview Avenue
Suite 160-365
West Palm Beach, Florida 33401

Item 2(c).	Citizenship:	U.S.A.
Item 2(d).	Title of Class of Securities:	Common Stock, par value $0.0017
Item 2(e).	CUSIP Number:	553477407

Item 3.             IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.           OWNERSHIP: The reporting person has sole dispositive and voting power with respect to 732,123 of the reported securities as (i) the manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the manager of a limited liability company that is the adviser to certain trusts, (iii) the authorized agent of a brokerage account, (iv) the manager of a limited liability company that is the manager of a limited liability company, (v) the trustee of a certain generation skipping trust, (vi) the investment counsel for a certain trust, (vii) the manager of a limited liability company, (viii) the managing member of a limited liability company and (ix) the settlor of an individual retirement account. The reporting person has shared dispositive and voting power with respect to 18,408 of the reported securities as (i) an advisor to the trustee of a certain trust, and (ii) a co-trustee of a certain trust.

(a)	750,531
(b)	10.3%
(c)	(i) sole voting power: 732,123
(ii) shared voting power: 18,408
(iii) sole dispositive power: 732,123
(iv) shared dispositive power: 18,408

Item 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Page 4 of 5 Pages

Item 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.          NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.          CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2014	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III